# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enfusion, Inc., CIK 0001868912
CUSIP: 292812104
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 125 South Clark Street, Suite 750, Chicago, Illinois (IL), 60603
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001816067

## Reporting persons
- ISP V-B EF LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ISP V Main Fund EF LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ Strategic Partners V TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Enfusion, Inc.
Address of issuer's principal executive offices: 125 South Clark Street, Suite 750, Chicago, IL 60603

## Item 2. Person Filing
Name of person filing:
(i) ISP V-B EF LP, a Delaware limited partnership ("ISP V-B EF").
(ii) ISP V Main Fund EF LLC, a Delaware limited liability company ("ISP V EF").
(iii) ICONIQ Strategic Partners V, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V"), the sole managing member of ISP V EF.
(iv) ICONIQ Strategic Partners V-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V-B", and together with ISP V-B EF, ISP V EF and ICONIQ V, the "ICONIQ V Funds").
(v) ICONIQ Strategic Partners V GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ V GP"), the sole general partner of ISP V-B EF, ICONIQ V and ICONIQ V-B.
(vi) ICONIQ Strategic Partners V TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ V Parent GP"), the sole general partner of ICONIQ V GP.
(vii) Divesh Makan, a citizen of the United States ("Makan").
(viii) William J.G. Griffith, a citizen of the United States ("Griffith").
(ix) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, the sole equity holders of ICONIQ V Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of April 21, 2025, none of the Reporting Persons may be deemed to beneficially own any shares of the Class A Common Stock of the Issuer.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ISP V-B EF LP: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2025)
- ISP V Main Fund EF LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of Managing Member (05/15/2025)
- ICONIQ Strategic Partners V, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2025)
- ICONIQ Strategic Partners V-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (05/15/2025)
- ICONIQ Strategic Partners V GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (05/15/2025)
- ICONIQ Strategic Partners V TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (05/15/2025)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (05/15/2025)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (05/15/2025)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (05/15/2025)